DO
11/30



SEC
Mail Processing
Section

SECURITI[illegible] ON

12062935

NOV 27 2012

Washington DC
401

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 39523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Weil Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 High Bluff Drive, Suite 180
(No. and Street)

San Diego (City) California (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Gordon 858.724.6055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DO 12/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Weil Company, dba Christopher Weil + Company, Inc., as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California
County of San Diego
Subscribed and sworn to (or affirmed) before me on this 25th day of October 2012 by Laura Gordon proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CFO / CCO
Title



SANDRA L. KORWEK
Commission # 1921643
Notary Public - California
San Diego County
My Comm. Expires Feb 10, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Weil Company dba Christopher Weil & Company, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
The Weil Company dba Christopher Weil & Company, Inc.:

We have audited the accompanying statement of financial condition of The Weil Company dba Christopher Weil & Company, Inc. (the Company) as of September 30, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Weil Company dba Christopher Weil & Company, Inc. as of September 30, 2012, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 21, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Financial Condition
September 30, 2012

Assets

Cash and cash equivalents	$	239,441
Property and equipment, net		34,478
Accounts receivable		71,381
Receivable - other		988
Prepaid expense		64,956
Deposits		23,054
Other assets		400
Total assets	$	434,698

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	62,734
Total liabilities		62,734
Commitments and contingencies		
Stockholders' equity		
Common stock, $1 par value, 1,000,000 shares authorized, 16,000 shares issued and outstanding		16,000
Retained earnings		355,964
Total stockholders' equity		371,964
Total liabilities and stockholders' equity	$	434,698

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Income
For the Year Ended September 30, 2012

Revenues	
Management and advisory fees	$ 2,708,636
Interest income	78
Total revenues	2,708,714
Expenses	
Employee compensation and benefits	1,644,282
Professional fees	155,271
Communications	23,065
Occupancy and equipment rental	243,431
Other operating expenses	620,117
Total expenses	2,686,166
Net income (loss) before income tax provision	22,548
Income tax provision	9,890
Net income (loss)	$ 12,658

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2012

	Common Stock	Retained Earnings	Total
Balance at September 30, 2011	$ 16,000	$ 343,306	$ 359,306
Net income (loss)	-	12,658	12,658
Balance at September 30, 2012	$ 16,000	$ 355,964	$ 371,964

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended September 30, 2012

	Amount
Balance at September 30, 2011	$ -
Increase:	-
Decrease:	-
Balance at September 30, 2012	$ -

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2012

Cash flow from operating activities:		
Net income (loss)		$ 12,658
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 10,835	
(Increase) decrease in assets:		
Deposit with clearing organization	50,000	
Accounts receivable	(66,002)	
Receivable - other	(988)	
Prepaid taxes	1,816	
Prepaid expense	316	
Deposits	(1,112)	
Other assets	482	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	25,195	
Lease liability	(5,052)	
Total adjustments		15,490
Net cash and cash equivalents provided by (used in) operating activities		28,148
Cash flow from investing activities:		
Purchases of fixed assets	(9,846)	
Net cash and cash equivalents provided by (used in) investing activities		(9,846)
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		18,302
Cash and cash equivalents at beginning of year		221,139
Cash and cash equivalents at end of year		$ 239,441
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 5,200	

The accompanying notes are an integral part of these financial statements.

The Weil Company dba Christopher Weil & Company, Inc.
Notes to Financial Statements
September 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Weil Company dba Christopher Weil & Company, Inc. (the "Company") was incorporated in the State of California on March 7, 1988 under the name of ELL-CAP Securities, Inc. The Company was acquired by the current owners and changed its name to The Weil Company on January 19, 1990. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is registered both as a Securities Exchange Commission investment adviser ("RIA") and a FINRA member broker-dealer. The Company generally provides continuous advice to clients regarding the investment of their funds based on their individual needs. Additionally, it acts as a broker executing trades for non-advisory brokerage clients on a commission basis. The Company also provides financial planning services, sells insurance products and provides fee based financial planning and other financial services to individuals. For the year ended September 30, 2012, approximately 65% of the Company's revenue is derived from fees on the clients' managed account portfolios.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is authorized to conduct on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising costs are expensed as incurred. For the year ended September 30, 2012, the Company charged $18,827 to other operating expenses for advertising costs.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 21, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no material impact on previously reported results of operations or stockholders' equity.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer equipment	$	53,440	5-7
Office equipment		36,876	5-7
Improvements		2,485	39
Total cost of property and equipment		92,801	
Less: accumulated depreciation		(58,323)	
Property and equipment, net	$	34,478	

Depreciation expense for the year ended September 30, 2012 was $10,835.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	6,223
State		3,667
Total income tax expense (benefit)	$	9,890

Note 4: RELATED PARTY TRANSACTIONS

The Company shares office space with its two related entities that have common ownership: CWC Asset Advisors, Inc. ("CWCAA") and Storage Managers, Inc. ("SMI"). Both CWCAA and SMI are the General Partner and/or Managing Member of various limited liability companies and limited partnerships. For the year ended September 30, 2012, CWCAA was reimbursed $575 for misc expenses. The Company also has provided administrative services to CWCAA from which it received $280,000 for the year ended September 30, 2012. Additionally, the Company received management fees in the amount of $16,805 for one of its shareholders and other affiliate for the year then ended. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: 401(K) PROFIT SHARING PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Accounting Standards Codification No. 712, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution based upon the current year's earnings will be made to the plan in 2012. The amount of that contribution is expected to be $20,671 and has been reflected in the accompanying statement of income.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement for its office space in San Diego under a noncancellable lease which commenced in June 8, 2004 and the second amendment commenced April 15, 2010 which terminates on December 31, 2015. The Company also entered into three noncancellable lease agreements for equipment which expire within the next 1- 3 years.

At September 30, 2012, the minimum annual payments are as follows:

Year Ending September 30,		
2013	$	231,723
2014		238,674
2015		245,835
2016		62,367
2017 & thereafter		-
	$	778,599

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Weil Company dba Christopher Weil & Company, Inc.
Notes to Financial Statements
September 30, 2012

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending September 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

The Weil Company dba Christopher Weil & Company, Inc.

Notes to Financial Statements

September 30, 2012

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2012, the Company had net capital of $172,815 which was $122,815 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($62,734) to net capital was 0.36 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $127 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 172,688
Adjustments:		
Retained earnings	$ (6,919)	
Non-allowable assets	7,047	
Haircuts & undue concentration	(1)	
Total adjustments		127
Net capital per audited statements		$ 172,815

The Weil Company dba Christopher Weil & Company, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2012

Computation of net capital		
Common stock	$ 16,000	
Retained earnings	355,964	
Total stockholders' equity		$ 371,964
Less: Non-allowable assets		
Property and equipment, net	$ (34,478)	
Accounts receivable	(71,381)	
Receivable - other	(988)	
Prepaid expense	(64,956)	
Deposits	(23,054)	
Other assets	(400)	
Total non-allowable assets		(195,257)
Net capital before haircuts		176,707
Less: Haircuts on securities		
Haircut on money markets	(3,892)	
Total haircuts on securities		(3,892)
Net Capital		172,815
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,182	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(50,000)
Excess net capital		$ 122,815
Ratio of aggregate indebtedness to net capital	0.36 : 1	

There was a difference of $127 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2012 (See Note 9).

See independent auditor's report

The Weil Company dba Christopher Weil & Company, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

A computation of reserve requirements is not applicable to The Weil Company dba Christopher Weil & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

The Weil Company dba Christopher Weil & Company, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of September 30, 2012

Information relating to possession or control requirements is not applicable to The Weil Company dba Christopher Weil & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

The Weil Company dba Christopher Weil & Company, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended September 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Weil Company dba Christopher Weil & Company, Inc.:

In planning and performing our audit of the financial statements of The Weil Company dba Christopher Weil & Company, Inc. (the Company), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND SEATTLE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 21, 2012

The Weil Company dba Christopher Weil & Company, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended September 30, 2012



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Weil Company dba Christopher Weil & Company, Inc.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of The Weil Company dba Christopher Weil & Company, Inc. ("the Company") for the year ended September 30, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2012, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of The Weil Company dba Christopher Weil & Company, Inc. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 21, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

A

The Weil Company dba Christopher Weil & Company, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2012

		Amount
Total assessment	$	5,670
SIPC-6 general assessment Payment made on April 27, 2012		(2,693)
SIPC-7 general assessment Payment made on November 20, 2012		(2,977)
Total assessment balance (overpayment carried forward)	$	-